Exhibit 99.1

Zeekr Group Announces April 2025 Delivery Update

HANGZHOU, China, May 1, 2025 – ZEEKR Intelligent Technology Holding Limited ("Zeekr Group" or the "Company") (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its delivery results for April 2025.

In April, Zeekr Group delivered a total of 41,316 vehicles across its Zeekr and Lynk & Co brands, marking a 1.5% increase compared to the previous month. This achievement was made possible by the trust and support of over 1.9 million users. Specifically, the Zeekr brand delivered 13,727 vehicles, while Lynk & Co delivered 27,589 vehicles.

The Zeekr 7GT, the brand’s second shooting brake, was launched in China on April 15, 2025. Equipped with advanced silicon carbide-powered e-motors, the vehicle achieves 0-100 km/h acceleration in merely 2.95 seconds under rolling start conditions. With exceptional performance and world-class safety features, the Zeekr 7GT is poised for a strong showing in global markets.

Zeekr Group also unveiled its flagship luxury SUV, the Zeekr 9X, at the Shanghai Auto Show. As the first hybrid model under the Zeekr brand, the Zeekr 9X sets new benchmarks in design, performance, and electrification, marking a major leap forward for the brand. This groundbreaking model is slated for a global launch in the third quarter of 2025.

On April 28, the Lynk & Co brand began deliveries of the Lynk & Co 900, a large six-seater family SUV. Built on the powerful SPA Evo platform, the top-tier variant is equipped with the G-Pilot H7 package, featuring NVIDIA's DRIVE AGX Thor computing platform with an industry-leading 700 TOPS of processing power. With its expansive interior, cutting-edge technology, and thrilling performance, the model has already garnered over 40,000 pre-orders since its debut in December.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com